This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities of Sennen (as defined below).  The Offer (as defined below) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related offer material.  While the Offer will be made to all holders of common shares of Sennen, the Offer will not be made or directed to, nor will deposits of common shares of Sennen be accepted from or on behalf of, holders of common shares of Sennen in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

LIBERTY SILVER CORP.

Notice of Offer to Purchase
all of the outstanding common shares of

SENNEN RESOURCES LTD.

on the basis of 0.28 of a Liberty Silver Corp. common share

Liberty Silver Corp. (“Liberty Silver” or the “Offeror”) is commencing an offer (the “Offer”) to purchase, on and subject to the terms and conditions set forth in the “Offer and the Circular” dated July 16, 2012, the “Letter of Transmittal” and the “Notice of Guaranteed Delivery” each as may be amended and supplemented from time to time (collectively, the “Offer Documents”), all of the issued and outstanding common shares (the “Sennen Shares”) of Sennen Resources Ltd. (“Sennen”) (other than those beneficially owned, directly or indirectly, by Liberty Silver and its affiliates), including any Sennen Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Sennen that are convertible into or exchangeable or exercisable for Sennen Shares.

Each holder of Sennen Shares will receive 0.28 of a Liberty Silver common share (“Liberty Silver Shares”) for each Sennen Share tendered under the Offer (the “Offered Consideration”) in respect of all of the holder’s Sennen Shares properly deposited under the Offer, subject to adjustments for fractional shares.

Copies of the Offer Documents are being filed today with securities regulatory authorities in Canada and should be made available by such authorities through the Internet at www.sedar.com.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (EASTERN TIME) ON AUGUST 21, 2012, OR SUCH LATER DATE OR DATES AS MAY BE FIXED BY LIBERTY SILVER (THE “EXPIRY TIME”) UNLESS THE OFFER IS WITHDRAWN.

The Sennen Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the stock symbol “SN”.  The Offer represents a premium of 47.3% to the volume weighted average trading price of the Sennen Shares on the TSXV for the 20-trading day period ended July 13, 2012.

The Offer is subject to certain conditions including, without limitation, that such number of Sennen Shares that, together with any Sennen Shares owned by Liberty Silver and its affiliates, represent more than 66 2/3% of the Sennen Shares (calculated on a fully-diluted basis) at the Expiry Time shall have been validly deposited or tendered under the Offer and not withdrawn; Liberty Silver reserves the right to withdraw the Offer and not take up and pay for Sennen Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Liberty Silver at or prior to the Expiry Time.

The Offer is made only for Sennen Shares and is not made for any options or other rights to acquire Sennen Shares.  Holders of Sennen Shares (“Sennen Shareholders”) who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Sennen Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the “Depositary”) in accordance with the instructions in the Letter of Transmittal prior to the Expiry Time.  Alternatively, Sennen Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Sennen Shares, or (ii) follow the procedures for guaranteed delivery, using the Notice of Guaranteed Delivery, or a manually executed facsimile thereof.

Liberty Silver will pay for Sennen Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient Liberty Silver Shares to satisfy the Offered Consideration.  The Depositary will act as the agent of persons who have deposited Sennen Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from Liberty Silver and transmitting the Offered Consideration to such persons.  Receipt of the Offered Consideration by the Depositary will be deemed to constitute receipt of the Offered Consideration by persons depositing Sennen Shares.

Liberty Silver may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Toronto, Ontario, Canada.  Liberty Silver will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable law, cause the Depositary to notify Sennen Shareholders in the manner set forth under “Notice and Delivery” in Section 11 of the Offer.

Sennen Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Sennen Shareholder at any time before the Sennen Shares have been taken-up by Liberty Silver under the Offer and as further described under “Right to Withdraw Deposited Sennen Shares” in Section 8 of the Offer.

A request is being made to Sennen for the use of its Sennen Shareholder list and security position listing for the purposes of disseminating the Offer Documents to Sennen Shareholders.  Upon compliance by Sennen with such request, the Offer Documents will be mailed to registered Sennen Shareholders and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Sennen Shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of the Sennen Shares.

THIS SUMMARY ADVERTISEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE OFFER DOCUMENTS, WHICH ARE INCORPOATED BY REFERENCE.  THE OFFER DOUCMENTS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

July 16, 2012

The Depositary & Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-581-0512

E-mail: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272